(212) 818-8696

email address
smoalemzadeh@graubard.com

May 26, 2006

VIA FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arpeggio Acquisition Corporation

Amendment No. 1 to Schedule 14A

Filed April 10, 2006

File No.: 000-50-781

Dear Mr. Reynolds:

On behalf of Arpeggio Acquisition Corporation (“Company” or “Arpeggio”), we respond as follows to the Staff’s comment letter dated May 18, 2006 relating to the above-captioned Proxy Statement. Page references in our responses herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Mr. Michael Karney. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments (with original page numbers) and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

May 26, 2006

Letter to Stockholders

1.	We note the modified statement that plan of merger has been executed by and among Arpeggio, Hill, and ‘all of the then stockholders of Hill.’ We also note the additional disclosure throughout the document that there are now additional shareholders other than the signing stockholders. Please revise to clarify if this affects the transaction going forward. Will the additional shareholders have appraisal rights? Did they have knowledge of the merger prior to the exercise of the options? What is the exemption being claimed with respect to the issuance of these securities? We may have further comment.

Hill International, Inc. (“Hill”) had granted 17options to 15 of its employees on or prior to September 30, 2005. Three options have been exercised. We have revised the disclosure to indicate that the exercise of these options will not affect the transaction going forward.

Of the three exercised options, two were exercised after the merger agreement was signed and the optionees had knowledge of it (one of them was David Richter, Hill’s president, who is a party to the merger agreement). One optionee, the Estate of Thomas Foy, exercised its options on August 31, 2005, prior to the signing of the merger agreement. In disclosing in the proxy statement that the merger agreement was signed by all of the then-stockholders of Hill, we neglected to take in to account that fact that the Estate of Thomas Foy had exercised its option, but did not sign the merger agreement. Accordingly, we have revised the proxy statement to indicate that the merger agreement was signed by stockholders of Hill holding approximately 99% of the then outstanding shares. However, the financial statements of Hill as of and for the year ended December 31, 2005, which were previously filed as part of the proxy statement, already reflect the exercise of options by the Estate of Thomas Foy. All three optionees who exercised options consented to Hill’s entry into the merger agreement and, accordingly, do not have appraisal rights.

All option holders other than the three optionees described above, will exercise their options and waive any appraisal rights they might have immediately prior to the closing of the merger.

The 17 options granted were issued pursuant to exemptions from registration pursuant to Rule 701 promulgated under the Securities Act of 1933. These options will be exercised for Hill shares which will convert into Arpeggio shares at the closing of the merger. The issuance of the Arpeggio shares to the Hill shareholders in the merger is exempt from registration pursuant to Rule 506 promulgated under the Securities Act of 1933.

Securities and Exchange Commission

May 26, 2006

Notice of Special Meeting of Stockholders

2.	In the penultimate paragraph, please revise, if true, that if shareholders ‘do not vote or do not instruct [their] broker or bank how to vote,’ then they will be precluded from converting their shares into a pro rata portion of the trust account.

We have revised the penultimate paragraph to state that the stockholders who do not vote or do not instruct their broker or bank how to vote will be precluded from converting their shares into a pro rata portion of the trust account.

Summary of the Material Terms of the Merger, page 1

3.	In the sixth bullet point, and elsewhere in the prospectus where similar disclosure is located, clarify that the 12% holdback will be held back from the 14,500,000 shares being paid as consideration in the merger transaction, and disclose the number of shares that constitutes the holdback amount. In addition, clarify, if true, that the holdback will be applied on a pro rata basis from the shares to be allocated among all of the Hill stockholders.

We have revised the sixth bullet point in the section entitled “Summary of the Material Terms of the Merger” and elsewhere in the proxy statement to clarify that: (1) the 12% holdback will be held back from the 14,500,000 shares being paid as consideration for the merger, (ii) 1,740,000 shares constitutes the holdback amount, and (iii) the 1,740,000 shares placed in escrow are comprised of a pro rata portion of the 14,500,000 shares being paid as merger consideration.

4.	In the eighth bullet point, provide detail as to the ‘certain exceptions’ to the hill stockholders lock-up agreement.

We have revised the eighth bullet point to provide detail as to the ‘certain exceptions’ to the Hill Stockholders lock-up agreement.

Securities and Exchange Commission

May 26, 2006

Questions and Answers, page 2

5.	In the last question and answer that beings on page 5 and continues onto page six, we note that ‘any… written demand of conversion rights must be received by Arpeggio prior to the special meeting.’ Clarify in the appropriate sections if this means shareholders who intend to vote at the special meeting will be precluded from exercising their conversion nights. Additionally, clarify whether a shareholder vote on any of the other proposals other than on the merger proposal will have any impact on the shareholder’s right to seek its conversion rights, and if so, detail how such rights would be impacted.

We have revised the last question and answer on page five to clarify that any corrected or changed proxy card or written demand for conversion rights may be submitted to Arpeggio at any time prior to or at the stockholder meeting. We have also clarified that a shareholder vote on any of the proposals other than on the merger proposal will have no impact on a stockholder’s right to seek its conversion rights.

6.	We note your response to comment four of our letter dated March 22, 2006. In the last question and answer on page six, you disclose that ‘if the merger is not consummated and if Arpeggio does not otherwise consummate a business combination by June 30, 2006, it will be required to liquidate.’ In light of your response, please clarify the reference to ‘otherwise consummate a business combination.’

We have revised the last question and answer on page six to clarify that the Company will liquidate if the merger with Hill is not completed by June 30, 2006.

Summary, page 9

7.	Please revise your comparative per share data on page 23 in accordance with Item 14(b)(10) of Schedule 14A.

The comparative per share data has been revised.

8.	Please revise to update the market price data disclosed on page 23.

Pursuant to discussions with the Staff, we have kept the December 2, 2005 prices on page 23 of the proxy statement, as we believe that prices prior to the announcement of the merger are material to stockholders. However, we included a cross-reference to the section entitled “Price Range of Arpeggio Securities and Dividends,” where we include the range of high and low closing bid prices for the units, common stock and warrants of the Company through May 16, 2006, the Company’s record date.

Securities and Exchange Commission

May 26, 2006

Voting Agreement, page l2

9.	Please provide additional disclosure to discuss whether the voting agreement includes any obligations or agreements with respect to the Signing Shareholders determination to vote in favor of the merger transaction.

The voting agreement does not include any obligations or agreements with respect to the Signing Stockholders determination to vote in favor of the merger transaction because the Signing Stockholders have already approved and adopted the merger agreement by signing it (we refer you to Section 1.13 of the merger agreement). Accordingly, no revisions to the proxy statement have been made.

Merger Consideration, page 13

10.	Disclose the time period for which the heldback shares are to remain in escrow and briefly describe what actions, if any, must be undertaken by the shareholders in getting their pro rata proportion of the holdback shares returned to them.

We have included a cross-reference to the section entitled “Summary of the Proxy Statement – Escrow Agreement” which fully describes the time period that the holdback shares are to remain in escrow and when the shares will be released to the stockholders. No action must be undertaken to have shares returned to the stockholders.

Fairness Opinion, page l3

11.	We note the statement in the opinion that ‘this letter is solely for the information of the Board of Directors of the Company.’ Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Capitalink’s belief that shareholders cannot rely upon the opinion to support claims against Capitalink arising under applicable state law (e.g., the inclusion of an express disclaimer in Capitalink’s engagement letter with Arpeggio). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will. have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws. See also the disclosure on page 43.

We refer to the Staff to the Fairness Opinion, which does not contain the quoted language. In fact, the Fairness Opinion states that, although the opinion is for the use and benefit of the board of directors, it may be included in proxy statements disseminated to

Securities and Exchange Commission

May 26, 2006

stockholders. We believe that the Staff is inadvertently referencing the Gilford Securities Incorporated Fairness Opinion, which was given to Tremisis Energy Acquisition Corporation in connection with its business combination and proxy statement filed with the SEC. Such opinion stated that that opinion “was solely for the information of the Board of Directors” (but was subsequently amended in response to the Staff’s comment). Accordingly, no revisions have been made to the Fairness Opinion.

Interests of Arpeggio Directors and officers in the Merger, page 16

12.	Clarify whether the acquisition of warrants in the open market by Messrs. Rosenfield, Schlemm, and Greenblatt were made in accordance with Rule 10b5-1 and if so, how such compliance was achieved.

We have revised the section “Summary of the Proxy Statement – Interests of Arpeggio Directors and Officers in the Merger” on page 16 to indicate that the acquisition of warrants was made in compliance with Rule 10b5-1 and have set forth how such compliance was achieved. We have also added such disclosure in the section entitled “The Merger Proposal – Interests of Arpeggio Directors and Officers in the Merger” on page 42 of the proxy statement.

Risk Factors, page 24

13.	We note the additional risk factor one. Please revise the narrative to clearly disclose that due the losses in. fiscal year 2003 and 2004, it will be difficult for investors to evaluate the combined company’s prospects based on past performance.

Risk factor one has been revised in accordance with the Staff’s comment.

14.	We note your response to comment 12 of our letter dated March 22, 2006. The risk and harms associated with an economic downturn continue to be those that affect companies in across industries and sizes. We reissue comment 12.

In response to the Staff’s comment in its May 18, 2006 letter, as well as comment 12 in the March 22, 2006 letter, we have removed risk factor two from the proxy statement.

15.	We note the risks disclosed on risk factors five and nine. The disclosed figure of $281 million in backlog does not provide much insight for investors since the contracts can be terminated unilaterally by the clients. Please revise here and where appropriate to discuss recent experience with canceled or modified contracts that have affected the revenue that is earned from the backlog so that investors can better understand and develop expectations about the combined company.

The impact of terminations and cancellations on Hill’s realization of revenues from its backlog has not been significant. During Hill’s fiscal quarter ended March 31, 2006, contracts

Securities and Exchange Commission

May 26, 2006

that were terminated or modified by Hill’s customers resulted in a negative impact on the total backlog of approximately $14.5 million. However, this decrease was offset by the excess of (A) new contracts entered into during the same quarterly period over (B) backlog contract work performed in the quarter, and this excess resulted in a positive impact on the total backlog of $24.9 million. The net change in the total backlog during the fiscal quarter was an increase of approximately $10.4 million. We have revised risk factors five and nine, as well as the discussion of backlog at pages 83-84 and in Hill’s Management’s Discussion and Analysis of Financial Condition and Results of Operations at page 105, to include data on the impact of terminations and modifications on the backlog during Hill’s most recent fiscal quarter.

The Merger Proposal, page 36

16.	Disclose the role, if any played by Morgan Joseph in the company’s IPO and to the extent applicable, discuss any conflicts of interest that exist with respect to Morgan Joseph where necessary and appropriate.

We have been advised by Morgan Joseph that it did not participate, and played no role, in the Company’s initial public offering and that there are no conflicts of interest that exist with respect to Morgan Joseph. Accordingly, no revision has been made to the proxy statement.

17.	We note the additional disclosure at the top of page 37. Please revise to clarify how Hill became aware of SPAC’s.

In response to the Staff’s comment, we have deleted the first sentence in the second full paragraph on page 37 and revised it with additional disclosure that indicates how Hill became aware of SPACs.

18.	In the forth full paragraph on page 37, identify the other target companies discussed by the directors at their November 3, 2005 meeting, and provide discussion as to the nature and extent of discussions with each such potential target.

We have revised the carry-over paragraph on page 37-38 to disclose that at the November 3, 2005 Arpeggio board meeting, the board discussed the following companies:

•	A U.S. based designer and manufacturer of small aircraft for civil and government markets. The company was expecting minimal revenue in 2005 with a backlog in excess of $500 million.

•	A rapidly growing U.S. based staffing company that was expecting revenue around $40 million in 2005.

•	A Canadian company which serves as a contract manufacturer of packaging products for the personal care and over-the-counter pharmaceutical products. With approximately

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May 26, 2006

$120 million in sales expected for fiscal year 2005, this company is an industry leader in the North American market.

Negotiations were terminated with these three other entities because the Company reached an agreement with Hill.

Satisfaction of 80% Test, page 41

19.	Clarify what is meant by the use of the phrase ‘[b]ased on the financial analysis of Hill generally used to approve the transaction.’

We have revised the language in the section entitled “The Merger Proposal – Satisfaction of 80% Test” on page 42 to clarify that the financial analysis of Hill included a comparison of comparable companies and a discounted cash flow analysis.

20.	It is not clear how David Boris was aware of Arpeggio. Please revise to clarify.

We have revised the disclosure on p. 37 to indicate how Mr. Boris knew of Arpeggio.

21.	We note the disclosure here and later on page 60 that Hill engaged Morgan Joseph in connection with a ‘possible sale… or a possible equity financing.’ Please revise to clarify the extent that a possible sale or equity financing was evaluated. So that your shareholders can filly understand the surrounding circumstances of this transaction, please revise to disclose the factors Hill weighed in deciding between a sale and losing control of the company, equity financing, or merger with a shell company whose sole asset is cash.

We have revised the disclosure on page 37 to elaborate on the factors considered by Hill’s management in considering potential sale or equity financing options.

22.	We note that Mr. Sgro, an employee of Crescendo Advisors 11 LLC, was involved with your discussions with Hill’s management. Please revise to explain Mr. Sgro’s role in this transaction. Also clarify if a payment or fees were involved with Mr. Sgro’s involvement in additional to the $7,500 per month that was already being paid to Crescendo Advisors.

We have revised the disclosure on page 38 of the proxy statement to explain Mr. Sgro’s role in the transaction. Mr. Sgro, in his capacity as an employee of Crescendo Advisors II LLC, assisted Arpeggio in the identification of and due diligence on potential acquisition targets. Neither Mr. Sgro nor Crescendo Advisors II LLC received any additional compensation from Arpeggio for these efforts.

Securities and Exchange Commission

May 26, 2006

23.	We note the additional disclosure at the bottom of page 39 that Hill intends to continue its growth ‘through additional acquisitions.’ Please revise here to provide the cross reference to the location of the disclosure that elaborates on the post merger plans for additional acquisitions.

We have provided the cross reference as requested by the Staff.

24.	The additional disclosure on pages 40 and 41 does not provide sufficient detail regarding the management’s determination that this merger is in the best interest for Hill. Please revise to elaborate on the ‘financial condition and results of operations’ criteria and how such, criteria lead to your determination that this transaction is in the best interest of your shareholders. In doing so, elaborate on the ‘financial factors’ that were more appropriate in evaluating Hill.

We have revised the disclosure on page 40 to indicate that the Company’s board and management paid particular interest to Hill’s operating income margins, which have expanded from negative 0.6% to positive 7.1% from 2003 to 2005. Members of the Company’s board and management believe that this margin expansion is reflective of the operating leverage in Hill’s business model and will help drive greater profitability as revenues continue to expand. The Company was also impressed by the company’s growth. Net revenue rose from $56 million to $80 million from 2003 and 2005, an annualized growth rate of 19.5%. The board was also impressed by Hill’s backlog which it believes is indicative of the health of the company and an indication of future net revenue growth. The Company’s board believes that the net revenue growth potential coupled with expanding operating profit margins will lead to high operating profits which will reward Arpeggio shareholders.

25.	We note that the board ‘considered the value of Hill in relation to its growth potential and found it to be attractive when compared to other companies.’ Please revise to actually discuss the board’s process of determining the value of Hill. Disclose the valuation methods the board used, since the disclosure relating to the fairness opinion is not meant as a recommendation, unlike management’s.

We have revised the proxy statement to disclose that the Company’s board looked at comparable companies such as Jacobs Engineering Group Inc., Washington Group International Inc., Fluor Corp., Shaw Group Inc., and Tetra Tech Inc. While this is not an exhaustive list of every company in the engineering and construction industry, the Company’s board believes that these companies are the closest to Hill International (because of their significant involvement in project management) and provide a representative sample of comparable companies. Based on the valuation of these comparable companies, the board was able to calculate its expected initial valuation of Hill International in the public market. In addition, the Board relied upon a discounted cash flow analysis prepared by Arpeggio’s

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May 26, 2006

management team. Based on these two analyses (comparable companies and discounted cash flows) and the Board’s extensive transaction experience, the Board agreed upon and negotiated terms which it felt were in the best interest of the Company’s shareholders.

26.	In connection with the preceding comment, we note your response to comment 20 of our letter dated March 22, 2006. Considering your shareholders are effectively contributing approximately $36 million to receive about 37 percent of the combined company and Hill shareholders will hold at least 63 percent, discuss how the valuation of Hill was fair and in the best interest of your shareholders.

We have revised the proxy statement to disclose that, based on its review of publicly traded companies comparable to Hill and an analysis of Hill’s discounted cash flows, the Board concluded that the 36.4% interest in the combined company to be held by Arpeggio’s existing stockholders would be fair to them and in their best interests.

27.	We note your response to comment one of our letter dated March 22, 2006 that you always intended to consider U.S. candidates on an equal basis. Because you did not acquire a Canadian company, revise to clarify if you were able to take advantage of any ‘favorable environment for making acquisitions,’ ‘immature and inefficient market for private companies,’ and ‘strong macroeconomic environment’ in this proposed transaction.

We have revised the section entitled “The Merger Proposal – Arpeggio’s Board of Directors’ Reasons for the Approval of the Merger” on page 39 of the proxy statement to include disclosure that (i) in our Registration Statement on Form S-1 dated June 24, 2004, we stated that we intended to focus on various target businesses in both the United States and Canada that may provide significant opportunities for growth, and (ii) since we are acquiring a United States company, the proposed benefits we referred to in the Registration Statement on Form S-1 regarding targets in Canada (including a lack of competition for business combinations compared to the United States, the immaturity of the Canadian private equity market compared to the United States, attractive valuations for target business and strong economic factors such as low inflation and interest rates) may not necessarily be applicable.

28.	We note throughout this section and document you refer to Hill’s high potential for future growth and profitability.’ Please revise to provide an analysis containing quantifiable factors that substantiates the noted claim.

We have revised the proxy statement on page 40 to indicate that the board’s belief in Hill’s growth potential is based on Hill’s historical growth rate as well as Hill’s backlog growth. Hill has grown net revenues from $38 million in 2001 to $80 million is 2005, an annualized growth rate of 20.6%. Hill’s backlog has expanded from $57 million on December 31, 2001 to $281 million on December 31, 2005, an annualized growth rate of 49%. The board also believes that this increased level of net revenue will lead to higher profit.

Securities and Exchange Commission

May 26, 2006

29.	We note the additional disclosure on page 42 that the merger consideration was considered to be ‘favorable’ to your shareholders. Please revise to elaborate on your use of the term favorable in the context of the noted statement and substantiate the claim.

We have removed the term “favorable” on page 43 of the proxy statement.

Hill Financial Review, page 45

30.	We note your disclosure of ‘normalized’ EBITDA as a measure of operating performance. Item 10(h) of Regulation S-B prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please describe fully each of the ‘non-recurring items of income and expenses,’ and explain exactly why you believe the exclusion of these items results in a measure that provides a ‘clearer portrayal’ of operations and financial performance. Please revise to eliminate the adjustment of charges and gains included in the non-GAAP measures that are of a reclining nature or are reasonably likely to recur within two years and provide all disclosures required by Item 10(h)(i) of Regulation S-B. In addition, please disclose:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with. use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when. using the non-GAAP financial measure.

Refer to questions 8 and 9 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.

We have revised the disclosure to eliminate the specific reference to the non-gaap measures utilized by Capitalink in their analysis.

Securities and Exchange Commission

May 26, 2006

Discounted Cash Flow Analysis, page 46

31.	Please explain your basis for projecting additional growth of 5-10% from future acquisitions. We note the results of an acquisition in 2002 are reflected in the historical net revenue of the company for subsequent periods. Explain why you believe it is reasonable to project growth from acquisitions beyond your historical growth. Also, explain your basis for the volume of assumed acquisitions disclosed.

We have revised the disclosure on page 47 in response to the Staff’s comment.

32.	On page 46, we note that Hill has historical net revenue CAGR of 17.6 percent. Please revise to clarify the time frame that was used to arrive at this figure, including a disclosure of the net -revenue for those periods.

We have clarified the time frame that was used to arrive at the figure, including a disclosure of the net-revenue for those periods.

33.	We note the additional disclosure that the projected increases in EBIT margins is in line with in crease in net revenue and ‘economies of scale efficiencies.’ Please revise to discuss the aspect of Hill’s business that will benefit from economies of scale.

We have revised the discussion on page 47 to explain how Hill will benefit from economies of scale as its overall revenue increases.

Comparable Company Analysis, page 47

34.	In the third paragraph, you state Captalink made ‘normalizing adjustments (which include the exclusion of unusual items and extraordinary expenses and income) to the financial statements of the Comparable Companies.’ Please revise to fully describe the nature of the adjustments and management’s basis for them. Disclose the effect of these adjustments on your presentation of financial measures (or ranges of measures) related to these companies.

We have revised the proxy statement to remove the reference to “normalizing adjustments.” No adjustments were made to the financial multiples used in the Comparable Company analysis.

Securities and Exchange Commission

May 26, 2006

35.	On page 47, we note that Hill’s management estimates ‘a steady increase in Hill’s margin to 11.2% in FY2006.’ Please revise to discuss the basis for Hill’s estimates and clarify if those estimates take into account the proceeds to be received from the trust account.

We have revised the proxy statement on page 48 under the subheading “Project Comparable Companies” to respond to the Staff’s comments.

36.	It is not clear how the ‘project comparable companies’ are comparable when it is disclosed that their LTM revenue range, size, and services are not comparable. Please revise to clarify and discuss why comparisons using companies of similar size and providing similar ancillary services were not utilized.

We have revised the disclosure to clarify and discuss why comparisons using companies of similar size and providing similar ancillary services were not utilized.

37.	We note the comparison of projected growth for FBITDA and net income between Hill and the ‘project comparable companies.’ Please revise to disclose how the projected figures for the comparable companies were determined and the basis for each.

We have revised the disclosure to indicate how the projected figures for the comparable companies were determined and the basis for each.

38.	In your disclosure under the caption ‘project comparable transactions,’ on page 49, please revise to disclose the actual comparable transactions and discuss how they are comparable.

We have revised the disclosure under “Project Comparable Transactions” to disclose the actual comparable transactions and to discuss how they are comparable.

Material Federal Income Tax Consequences of the Merger, page 50

39.	Please clearly state in each section of the document, that this is the opinion of the named counsel regarding the federal income tax consequences in each section where you discuss the tax consequences. In addition, provide a copy of the tax opinion to the staff for review. We may have further comment.

We have revised the sections entitled “Summary of the Proxy Statement – Tax Consequences of the Merger” on page 19 and “The Merger Proposal – Material Federal Income Tax Consequences of the Merger” beginning on page 51 to include that the federal income tax consequences of the merger is the opinion of Graubard Miller. A copy of the tax opinion will be annexed to the proxy statement as Annex J.

Securities and Exchange Commission

May 26, 2006

The Merger Agreement, page 52

40.	We note the additional disclosure concerning the cash fee that Morgan Joseph will receive. We note that currently a 1.25 percent cash fee is estimated to be $1,250,000. From the economics of the transaction, it appears that all Hill is receiving is the proceeds from the trust account in this transaction. As such, the structure of the fee does not fall in line with the actual economics of the merger. Additionally, because the engagement letter was signed before any introduction with you and was for the purpose of selling the company or raising equity, it is not clear how the cash fee would be so disproportionate to the economics of the actual transactions, which is a receipt of the trust account in exchange for dilution of their ownership. Please revise to clarify.

Management of Hill and Arpeggio do not believe that a cash fee of 1.25% of the merger consideration to be received by the Hill stockholders (estimated to be $1,250,000) is out of line with the economics of the merger. Fees of one to two percent are quite customary in transactions of this nature. Please note as well that, in addition to receiving the proceeds of the trust account, a significant benefit to Hill from consummation of the transaction will be the existence of a public market for its equity securities. If Hill had decided to raise a similar amount of capital through a public or private offering, Morgan Joseph’s fees would have been about 6 to 7% of the amount of capital raised. On that basis, the estimated fee to Morgan Joseph of $1,250,000 is significantly less than the fee would have been had Hill raised such an amount of capital in a public or a private offering.

Accordingly, no changes were made to the disclosure in the proxy statement.

Liquidation if no Business Combination, page 73

41.	Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

As stated on page 75 of the proxy statement under the caption titled “Other Information Related to Arpeggio – Liquidation if No Business Combination,” if the Company fails to complete the business combination with Hill by June 30, 2006, upon notice from the Company, the trustee of the trust account will commence liquidating the investments constituting the trust account and will turn over the proceeds to the transfer agent for distribution to the stockholders holding shares acquired through the Company’s IPO. Any remaining net assets of the Company will similarly be distributed to stockholders holding shares acquired through the Company’s IPO (as the Company’s initial stockholders have waived any rights to liquidating distributions). It is the Company’s intention to instruct the

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trustee to make the liquidating distributions promptly after June 30, 2006 if the business combination is not completed by that time. Accordingly, the Company does not intend to comply with Section 280 of the Delaware General Corporation Law (“DGCL”). Instead, it will fall under the provisions of Section 281 of the DGCL. Section 281(b) of the Delaware General Corporation Law requires the Company to adopt a plan of dissolution that will provide for its payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years. However, because the Company is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors and service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. Pursuant to the underwriting agreement that the Company entered into with EBC in connection with its IPO, the Company was obligated to have all vendors, service providers and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against the Company are significantly limited and the likelihood that any claim would result in any liability extending to the trust is remote. Moreover, because the Company was obligated to obtain the waiver agreements described above, the funds held in trust should be excluded from the claims of any creditors who executed such agreements in connection with any bankruptcy proceeding.

Following liquidating distributions, under Delaware law, it is possible that the Company may be required to have stockholders vote on its formal dissolution. If it is determined that such a vote is required, the Company would take such steps as are necessary to formally dissolve.

We have revised the proxy statement, where appropriate, to reflect the foregoing.

42.	Clarify whether all of your contracts with third parties have included waivers that would prevent such parties from having any right to funds from the trust fund. If there are not such waivers, state the amount owed to such third parties by the company. Additionally, discuss indemnification rights or personal guarantees provided by officers, directors or initial stockholders in order to ensure that payments of such third parties will not dissipate the trust fund and discuss the financial ability of such individuals to meet such payment obligations. We may have further comment.

We have clarified the disclosure in the proxy statement to indicate that the Company has obtained “trust fund waiver letters” from all third parties which would prevent such parties from having any rights to the funds held in the trust account. Accordingly, although Mr. Rosenfeld is personally liable to pay debts and obligations of the Company which would otherwise be paid from the trust, the Company believes the likelihood of Mr. Rosenfeld having

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any such obligations is non-existent (because all third parties have waived claims against the trust). We have further clarified the disclosure in the proxy statement to indicate the foregoing.

Business of Hill, page 77

43.	Please revise to disclose Hill’s website.

We have revised the disclosure on page 79 of the proxy statement to include the URL of Hill’s internet website.

44.	It appears from the disclosure that there have been significant increases in your RLRE in the Middle East. Please revise the disclosure on page 80 to discuss any efforts you have undertaken that have cased the shift in the geographic makeup of your RLRB. Also, revise to disclose the countries in the Middle East that you currently have projects or work scheduled to be performed in.

We have revised the disclosure on page 82 to include a paragraph describing the reasons for the growth in revenue from the Middle East.

45.	Please revise this section to include a discussion of the regulatory impact on Hill’s operations and the combined company’s operations. Please refer to Item 101(b)(8) & (9) of Regulation S-B.

We have revised the disclosure on page 83 of the proxy statement to indicate that Hill’s business of providing construction management and construction claims services is not subject to any regulation by the federal government or by any state or foreign governments and does not require government permits, licenses or approvals that would have a material effect on its business.

46.	We note the disclosure at the bottom of page 80 and the additional disclosure on page 81. concerning Hill’s backlog. We note that Hill estimates that approximately 33.8 percent to the backlog at December 31, 2005 will be recognized during 2006. Please revise to disclose the basis for such estimate.

We have revised the disclosure on page 83 to include an explanation of the basis for Hill’s estimate that 33.8% of its backlog will be realized as revenue during fiscal 2006.

Securities and Exchange Commission

May 26, 2006

47.	We note the additional disclosure on page 83 concerning the legal proceedings. Please revise to clarify the ‘limitations’ on indemnification that Arpeggio is entitled to.

We have revised the disclosure on page 86 regarding the Wartsila litigation to state that the maximum amount of indemnification to Arpeggio is the value of the 1.74 million escrow shares, which are 12% of the total number of the base shares to be issued to Hill’s stockholders in the merger. We have also deleted the language, “and subject to the limitations contained in” from the indemnification language on page 86 of the proxy statement

48.	On page 97, we note the reference to Hill’s subsidiaries. Please revise to elaborate on Hill’s subsidiaries.

We have revised the disclosure on page 104 to include the names of the three subsidiaries that have received the advance payments and which have performance bonds.

Backlog, page 80

49.	In response to prior comment 48, you state you have disclosed funded backlog in the discussion of backlog and MD&A. However, funded backlog is not disclosed on pages 80 or 98. Please advise. Given the absence of disclosure of funded backlog, disclose the amount of backlog based on the maximum amount of ID/IQ contracts, the amount from unfunded task orders, and the amount attributable to unexercised option years. Explain why you believe using management’s estimate of future sales under these contracts results in useful information for the investor. Also, provide detailed discussion describing management’s basis for these projections.

We have revised the discussion on pages 83-84 and 105 of the proxy statement in response to the Staff’s comment.

Hill’s Management’s Discussion and Analysis of Financial Condition, page 85

Results of Operations, page 87

50.	We note a substantial portion of the increase in revenue is due to increases in Middle East revenue. Please revise to discuss any efforts made to ‘obtain new work’ in the noted area.

Please see our response to comment 44 above and the additional disclosure included on the Middle East on page 82.

Securities and Exchange Commission

May 26, 2006

51.	Please provide more information about the nature and sources of new work and how the company has obtained the $11 million in new work in the Middle East.

Please see our response to comment 44 above and the additional disclosure included on the Middle East on page 82.

52.	We note that gross profit as a percentage of RLRE increased due to more efficient overseas operations. Disclose those changes that lead to the efficiency and clarify if this will lead to a recurring high percentage of gross margins.

We have revised the disclosure under the subheading “Gross Profit” on page 96 in response to the Staff’s comment.

53.	We note the additional disclosure concerning Stanley Baker Hill. Please revise to clarify if they are controlled by agreements.

We have revised the proxy statement under the subheading “Equity in Affiliate” on pages 93 and 97 in response to the Staff’s comment. Supplementally, we wish to advise the Staff that such agreements that have been disclosed in the proxy statement and any other material agreements relating to Hill will be filed as exhibits to the Company’s Current Report on Form 8-K to be filed upon the consummation of the merger.

Liquidity and Capital Resources, page 94

54.	Please explain why fourth. quarter revenues are beater than average revenue per quarter, and whether the company’s business is seasonal.

We have revised the section entitled “Hill’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 103 of the proxy statement to explain that fourth quarter revenue is greater than average quarterly revenue in 2004 and 2005 due to consistent revenue growth quarter over quarter, rather than any seasonality in Hill’s business.

Securities and Exchange Commission

May 26, 2006

55.	We note that the credit facility is collateralized by certain of Hill’s assets and is guaranteed by Hill’s principal stockholder. Please revise to identify the stockholder and clarify if such person will continue to guarantee credit facilities on behalf of the combined entity.

We have revised the discussion under the header “Liquidity and Capital Resources” on page 101 of the proxy statement to indicate that the stockholder is Irvin E. Richter and that he will not continue to guarantee any Hill indebtedness following the merger.

56.	We note the disclosure that if the merger is not consummated that there is ‘substantial doubt about its [Hill’s] ability to continue as a going concern.’ Please revise elsewhere as appropriate how this aspect of Hill is considered when management evaluated Hill’s ‘financial condition’ as disclosed in preceding sections of this document.

The going concern language does not relate to any issues concerning Hill’s financial condition. It relates to the fact that Hill has extended its credit facility only until June 30, 2006 since it expects to pay off that facility following the merger. If the merger is not approved and consummated, Hill will further extend or refinance that facility. Accordingly, no revisions have been made.

Beneficial Ownership of Securities, page 109

57.	Please revise to disclose the natural person that is considered the beneficial owner of the shares owned by Sapling, LLC.

We have revised the section entitled “Beneficial Ownership of Securities” on page 118 to include the beneficial owner of the shares owned by Sapling, LLC.

Certain Relationships and Related Transactions, page 112

58.	We note your response to comment 68 of our letter dated March 22, 2006. We were not able to locate the disclosure of the reimbursements made to your initial shareholders.

We currently state in the section entitled “Certain Relationships and Related Transactions” on page 119 of the proxy statement that other than the $7,500 per-month administrative fee payable to Crescendo Advisors II LLC and reimbursable out-of-pocket expenses payable to Arpeggio officers and directors, no compensation or fees of any kind, including finders and consulting fees, have been or will be paid to any of the Arpeggio stockholders.

Securities and Exchange Commission

May 26, 2006

59.	We note your response to comment 69 of our letter dated March, 22, 2006. Please revise to clarify how Hill will terminate the guaranty by Hill of Mr. Richter’s personal loan. Disclose the amount of the personal loan that is outstanding. Also, in the event the advances are not repaid, clarify if this term of the agreement may be waived by you in order to consummate the merger.

We have revised the proxy statement in the section entitled “Certain Relationships and Related Transactions” on pages 102 and 114 to indicate that Hill’s guaranty of Irvin Richter’s personal loan will be terminated because Mr. Richter will be repaying the loan prior to the merger. The amount of the outstanding loan is $1.85 million. Mr. Richter has received a commitment for substitute financing which does not require any guaranty by Hill. There is no intention to waive this provision of the merger agreement.

Financial Statements

Note 11- Stock Options, page F-22

60.	The volatility used to value stock options was calculated using the historical volatility of an industry sector index. Explain why management used an index, rather than, for example, the average volatility of one or more similar companies. Because of the effects of diversification that are present in an industry sector index, it is not appropriate to use its volatility for the expected volatility of your share price as an assumption in a valuation model. Please refer to question 6 of SAB Topic 14 and paragraph A22 of SFAS 123R.

Expected volatility was actually calculated using the average historic volatilities from four similar public entities not its historic volatility of an industry sector index. The disclosure on page F-41 has been updated to reflect the correct source of information used to calculate the expected volatility.

Note 19 – Contingencies, page F-28

61.	Even though not specifically described as a direct guarantee by Hill, please provide the information specified in paragraph 13 (b) to (d) of FIN 45 for the commitment for the principal shareholders’ personal loan to a bank.

Hill has expanded the disclosure on page F-47 under Note 19-Contingencies to provide the information specified in paragraph 13(b) to (d) of Fin 45.

Securities and Exchange Commission

May 26, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Sherie B. Moalemzadeh
Sherie B. Moalemzadeh